DT Midstream, Inc.

One Energy Plaza

Detroit, Michigan 48226-1279

June 1, 2021

VIA EDGAR

Ms. Irene Barberena-Meissner

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

DT Midstream, Inc.

Registration Statement on Form 10 (File No. 001-40392)

Dear Ms. Barberena-Meissner:

In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, DT Midstream, Inc. hereby respectfully requests that the effective date of its Registration Statement on Form 10 (File No. 001-40392) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission to 1:00 p.m., New York City time, on June 4, 2021, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Andrew C. Elken at (212) 474-1414 or Timothy N. Nguyen at (212) 474-1670, with written confirmation sent to the address listed on the cover of the Registration Statement.

Sincerely, DT Midstream, Inc.

By:	/s/ Wendy Ellis
Name: Wendy Ellis Title: General Counsel and Corporate Secretary